Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-163511 January 25, 2011

Whether you think a market will rise or fall, chances are you can put your view into action with the largest family of leveraged and inverse ETFs in the world.1 AGQ seeks 2x and ZSL seeks -2x the daily return of silver bullion2 (before fees and expenses). To learn about these and the rest of ProShares’ innovative array of over 100 ETFs, call 866.296.3820 or visit proshares.com.

1Source: Lipper, based on a worldwide analysis of all of the known providers of funds in these categories. The analysis covered ETFs, ETNs, and mutual funds by the number of funds and assets (as of 6/30/2010). 2As measured by the U.S. Dollar fixing price for delivery in London.

Each Short or Ultra ProShares ETF seeks a return that is 3x, 2x, -1x, -2x or -3x the return of an index or other benchmark (target) for a single day. Due to the compounding of daily returns, returns over periods other than one day will likely differ in amount and possibly direction from the target return for the same period. Investors should monitor their holdings consistent with their strategies, as frequently as daily. AGQ and ZSL are not regulated under the Investment Company Act of 1940 and are not afforded its protections. Investing in ETFs involves a substantial risk of loss. There is no guarantee any ProShares ETF will achieve its daily objective. These ETFs use leverage and may invest in financial instruments such as swap agreements, forward contracts, and futures and options, resulting in greater volatility than Investments In traditional securities and which may cause large losses. These ETFs are not suitable for all investors.

ProShares Trust II (issuer) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus if you request it by calling toll-free 866.296.3820, or Visit www.proshares.com. ProShares are distributed by SEI Investments Distribution Co., which is not affiliated with the sponsor.

© 2011 PCM 2011-1983